

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-Mail
Gary C. Evans
Chief Executive Officer
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, TX 77056

> **Re: Magnum Hunter Resources Corporation**
> **Registration Statement on Form S-4**
> **Filed September 3, 2013**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 10, 2013**
> **File No. 333-190956**

Dear Mr. Evans:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Cautionary Notice Regarding Forward-Looking Statements, page v

1.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. If you retain this section, please revise it to state explicitly that the safe harbor protections of the Acts do not apply to statements made in connection with the offer.

<u>Risk Factors, pages 8 through 15 and pages 105 through 124</u>

2.   We note that you have provided two separate sets of risk factors, one at pages 8 through 15 in the forepart of your prospectus and one at pages 105 through 124 later in the prospectus. Please revise your registration statement to provide all of the risk factors in the forepart of the prospectus as required by Item 3 of Form S-4.

<u>Annual Information, page 91</u>

3.   We note the "Explanatory Note" that you have included in this section that references your annual report on Form 10-K for the fiscal year ended December 31, 2012, indicates that your disclosures in this section have not been updated, and references updated disclosure provided in other sections of your registration statement. We also note similar explanatory notes provided at pages 168 and 184 regarding your quarterly report on Form 10-Q for the quarter ended June 30, 2013, and your proxy statement for the 2013 annual meeting of stockholders, respectively. It appears that such presentation may be confusing to investors. Please revise your filing to ensure that the information presented is accurate and complete, and has been updated where required by Form S-4. As an example, please provide updated risk factors disclosure. As another example, at page 187 you reference Fred Smith as your Senior Vice President of Accounting and Chief Accounting Officer, but you disclosed in your current report on Form 8-K filed on September 13, 2013 that Mr. Smith has ceased to serve as Senior Vice President and Chief Accounting Officer and as an employee of the company effective September 9, 2013.

<u>Signatures, page II-5</u>

4.   Please revise to provide all of the signatures and related information required by Form S-4; please refer to Instructions 1 through 3 to "Signatures" in Form S-4. For example:

- For Magnum Hunter Production, Inc., include the individuals signing as a majority of the board of directors;

- For Magnum Hunter Resources GP, LLC, indicate who is signing in the required officer capacities; and

- For Magnum Hunter Resources, LP, we note that you have identified the general and limited partner but no one else, and you have not clarified who fills the required roles.

<u>Exhibit 5.1</u>

5.   Exhibit 5.1 refers to but does not include Annex A, which appears to be a list of the subsidiary guarantors. Please obtain and file a revised version of Exhibit 5.1 that includes Annex A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director